NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	October 29, 2020

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) reports that it has released its unaudited interim consolidated financial statements and Management Discussion and Analysis for the three and nine months ended September 30, 2020.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended Sept 30,		Nine months ended Sept 30,
	2020	2019	2020	2019
Revenues	$1,586,206	$5,596,031	$9,754,172	$15,247,490
Gross profit	$600,754	$2,576,579	$4,298,760	$7,029,643
Income tax expense (recovery)	$(22,410)	$243,832	$118,249	$619,465
Net income (Loss)	$(681,527)	$759,713	$347,340	$2,091,505
EBITDA	$(449,855)	$1,257,077	$990,074	$3,162,063
EPS (loss) basic and diluted	$(0.01)	$0.01	$0.01	$0.04

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2020 the Company had cash on deposit in the amount of $2,306,234, accounts receivable of $539,824, prepaid expenses of $302,544 and inventory of $5,997,266 compared to cash on deposit in the amount of $4,418,236, accounts receivable of $1,824,563, prepaid expenses of $96,627 and inventory of $3,394,192 at December 31, 2019.

The Company has accrued an income tax recovery of $30,205 at September 30, 2020 compared to income tax payable of $71,341 at December 31, 2019.

The working capital position of the Company at September 30, 2020 was $7,943,665 compared to $7,937,873 at December 31, 2019. The majority of accounts receivable are collected within 30 days from invoicing shipments giving Kelso $539,824 of additional cash flow plus $2,306,234 of available cash to discharge accounts payable and accrued liabilities of $1,202,203 on a timely basis subsequent to September 30, 2020.

Net assets of the Company improved to $12,320,115 at September 30, 2020 compared to $11,845,275 at December 31, 2019.  The Company has no interest-bearing long-term liabilities or debt at September 30, 2020.

OUTLOOK

COVID-19 has been a powerful economic setback in 2020 that is reshaping the current business dynamics affecting the rail tank car industry.  Financial performance for the first nine months of 2020 was conducted at profitable levels but a 36% decline in sales activity over 2019 defines the potential seriousness of an unpredictable rail market in the COVID-19 pandemic.

Kelso falls within the exemptions for businesses that provide essential products and workforces that carry out critical manufacturing.  Kelso has continued operations at its valve assembly facility in Bonham, Texas. The Company continues to be committed to the health, welfare and safety of our employees, business partners and communities where we operate.  We are applying comprehensive and rigorous hygiene policies and employee temperature monitoring practices to ensure our personnel remain risk free.  Travel is restricted and our people that can work from home do so.  Management will maintain full adherence to all measures put in place by applicable government authorities.

In the rail tank car industry technology changes happen slowly and it takes time for stakeholders to adopt innovative new technologies.  We continue to broaden our new product pipeline and during the current year the Company has received Field Service Trial approvals from the AAR that now include our new standard profile ceramic ball bottom outlet valve and top ball valve along with our pressure car pressure relief valve and angle valve.  Final AAR commercial approval processes take considerable time to complete however these new products have been derived through co-engineering and testing support from our key customers.  We are optimistic that this may strengthen the probability of longer term adoption by the rail industry.

Our non-rail product development initiatives concentrate on a promising range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers.  Our goal is to spread our business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

Kelso through its wholly owned subsidiary KIQ X Industries is working to become an innovative developer of a new generation of specialized wilderness response transportation equipment.  Products in our KXI™ WILDERTEC™ development program now include a proprietary vehicle suspension system, ordinance trailers and other specialty equipment.

Although the impact of COVID-19 has slowed progress, the Company has completed the conversion of two vehicles with the production prototype KXI suspension.  This is a key step to prepare the final "blueprint" for the first commercial offerings to the marketplace.  From here the Company plans to move into "pilot" production operations.  We will then scale our production capacity as market demand develops.  We are encouraged that the KXI suspension could represent new multi-million dollar revenue opportunities for Kelso.

During COVID-19 times we continue to deploy our resources sensibly to maintain reasonable financial health and liquidity.  Our broader and new diverse specialized product mix is moving out of R&D and targeted at new markets in both rail and wilderness transportation.  Our technology transformations should allow us to survive in COVID-19 times while broadening our ability to grow longer term profits in better times.

The Company's working capital remained at a healthy level of $7,943,665 at September 30, 2020.  We have no interest-bearing long-term debt to service and we continue to operate without the need for new equity capital or credit facilities.  Our capital management allows us to finance operations and R&D from our existing capital reserves and sales of our products.

Returning to pre-pandemic business volumes is expected to happen very slowly.  Our post COVID-19 business prospects are encouraging but we are living in very uncertain times.  No one will be unaffected by the uncertainties surrounding the COVID-19 economy.  There is a strong possibility of further diminishment of our financial performance during 2020 due to the pandemic although the depth of the downturn remains uncertain.  We feel that our debt free financial position, capital reserves, manageable costs and continuing product sales should allow Kelso to survive and maintain its positive stature with the objective of exiting the COVID-19 crisis in a healthy financial position.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  Our reputation has been earned as a designer and reliable supplier of unique high quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model).  EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that final AAR commercial approval processes for our standard profile ceramic ball bottom outlet valve, pressure car angle valve and pressure relief valve and top ball valve are expected to take considerable time to complete however these new products have been derived through co-engineering and testing support from our key customers and we are optimistic that this may strengthen the probability of longer term adoption by the rail industry; that Kelso is working to become a leading innovator of a new generation of specialized wilderness response transportation equipment and the Company has moved into the final design stages; that we are encouraged that the KXI suspension could represent new multi-million dollar revenue opportunities for Kelso.; is moving to prepare the final "blueprint" for the first commercial offerings to the marketplace leading to plans to move into "pilot" production operations; that we will then scale our production capacity as market demand develops; that we are encouraged that the KXI suspension could represent new multi-million dollar revenue opportunities for Kelso; that our capital management allows us to finance operations and R&D from our existing capital reserves and sales of our products; that returning to pre-pandemic business volumes is expected to happen slowly; that there may be further diminishment of our financial performance during 2020 due to the pandemic and the depth and length of the downturn remains uncertain; and  that our debt free financial position, capital reserves, manageable costs and continuing product sales should allow Kelso to survive and maintain its positive stature with the objective of exiting the COVID-19 crisis in a healthy financial position.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the potential effects on financial performance due to the COVID-19 pandemic may be more severe than expected; supply chain interruptions for out new products could delay production capabilities; regulatory deadlines for compliance may be delayed or cancelled; the Company's products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transportation operations; or our products may not grow or sustain anticipated revenue streams; AAR approvals may not be finalized; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected and we may be unable to scale our KXI production profitably.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com